UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ⌧ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)7: ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 2, 2020, Seanergy Maritime Holdings Corp. (the “Company”) completed its public offering (the “Offering”) of 35,290,000 units of the Company, each unit consisting of (i) one common share, par value $0.0001 per share (a “Common Share”) or a pre-funded warrant to purchase one Common Share at an exercise price equal to $0.01 per Common Share (a “Pre-Funded Warrant”), and (ii) one Class D Warrant to purchase one common share (a “Class D Warrant”), for $0.17 per unit (or $0.16 per unit including a pre-funded warrant). The underwriters also partially exercised an over-allotment option granted in connection with the offering, and purchased an additional 3,000,000 Common Shares and 5,293,500 Class D Warrants.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Underwriting Agreement dated March 31, 2020 between the Company and Maxim Group LLC, as representative of the underwriters listed on Schedule A therein.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Warrant Agency Agreement, dated April 2, 2020, between the Company and Continental Stock Transfer & Trust Company.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the form of Class D Warrant, dated April 2, 2020.

Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the form of Pre-Funded Warrant, dated April 2, 2020.

Attached to this report on Form 6-K as Exhibit 4.4 is a copy of the Representative’s Warrant, dated April 2, 2020, issued to the representative of the underwriters in the Offering.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated March 31, 2020 titled “Seanergy Maritime Holdings Corp. Announces Pricing of Upsized $6.0 Million Underwritten Public Offering”.

The Company has 63,089,939 Common Shares issued and outstanding as of the date hereof, or 67,689,939 Common Shares assuming full exercise of the Pre-Funded Warrants issued in the Offering, of which 4,600,000 are outstanding as of the date hereof.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-221058, 333-226796, 333-166697, 333-169813 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 3, 2020

SEANERGY MARITIME HOLDINGS CORP.

By: /s/ Stamatios Tsantanis
Name: Stamatios Tsantanis
Title: Chief Executive Officer